EXHIBIT 99.1

Taseko Provides Construction Update on Florence Copper Project

VANCOUVER, British Columbia, April 21, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to update the progress at its 100%-owned Florence Copper project in Florence, Arizona.

Construction continues to advance on schedule and first copper production is still targeted before the end of 2025. Overall project completion was at 78% as of March 31, 2025. During the first quarter there were approximately 440 contract personnel on site and 230,000 project hours were worked. Total project hours to-date are roughly 670,000 and there have been no reportable injuries or environmental incidents.

Summary of key activities in the first quarter:

  29 production wells were drilled and constructed in the quarter, for a total of 80 out of the 90 wells planned to be drilled during the construction phase
  Point of compliance well drilling was completed in the quarter
  Work on the building structure for the electrowinning facility was completed except for the final roof and wall sections that will be installed after the electrowinning overhead crane is installed in April.
  Installation of the cathode stripping machine started in March
  The solvent extraction area continues to advance with a focus on pipe and settler welding and electrical installation
  Hydrotesting of all the field erected tanks was completed
  Sandblasting and painting of the carbon steel tanks was completed
  Factory acceptance testing of the tank farm E-house was completed and it was delivered to site
  Assembly of the modular office and dry buildings was completed, and work on the exterior finishing started
  The substation area progressed and the installation of major equipment is well advanced
  Work on surface infrastructure advanced and installation of high density polyethylene piping in the main pipeline corridor continued and the storm water box culvert under the pipe corridor was completed

Another significant recent milestone for Florence Copper is the authorization to reuse a portion of surplus process water from operations. Approximately 25% of the Florence Copper property is used for agriculture, and with the new permit, this excess process water will replace irrigation water that is currently drawn from other sources. This will result in more water available for other users in the project area.

Stuart McDonald, President & CEO of Taseko, commented, “After 15 months, construction progress continues to track to our original schedule. Wellfield drilling activity is now ramping down and will be completed on schedule in May, and we are steadily advancing towards first copper production later this year.   Construction expenditures have been in line with expectations and our previous capital cost guidance remains unchanged. The project is in great shape and Florence Copper will soon become a major new supplier of copper cathode for the US market. The project is uniquely positioned to produce and sell refined copper inside the United States and potentially benefit from premium COMEX copper pricing in the coming years.”

Mr. McDonald continued, “Despite the recent market volatility, the long-term fundamentals for copper remain robust. In the short-term, Taseko has copper hedges in place that protect a minimum copper sales price of US$4.00 per pound for most of Gibraltar’s production for the balance of 2025.”

Updated photos can be found on our website at https://tasekomines.com/properties/florence-copper/#construction-updates.

For further information on Taseko, see the Company’s website at www.tasekomines.com or contact:

Investor enquiries Brian Bergot, Vice President, Investor Relations – 778-373-4554

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
uncertainties related to the feasibility study for Florence copper project (the “Florence Copper Project” or “Florence Copper”) that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects;
the risk that the results from our operations of the Florence Copper production test facility (“PTF”) and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
our ability to comply with the extensive governmental regulation to which our business is subject;
uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction;
uncertainties related to First Nations claims and consultation issues;
our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
our dependence solely on Gibraltar (as defined below) for revenues and operating cashflows;
our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
environmental issues and liabilities associated with mining including processing and stock piling ore;
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project;
the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
our reliance upon key management and operating personnel;
the competitive environment in which we operate;
the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel; and
the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the “Risk Factors” included in our Annual Information Form.